EXHIBIT 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2009	Year Ended June 30, 2008	Year Ended June 30, 2007
	(In Thousands, Except Per Share Data, Unaudited)

Income available to common stockholders	$6,391	$5,904	$1,934

Weighted average shares outstanding	68,111	68,675	69,242

Basic earnings per share	$0.09	$0.09	$0.03

Income for diluted earnings per share	$6,391	$5,904	$1,934

Total weighted average common shares and equivalents outstanding for diluted computation	68,223	68,789	69,581

Diluted earnings per share	$0.09	$0.09	$0.03